Exhibit 99.1



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)
(Stock code: 6623)
(NYSE Stock Ticker: LU)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board ("**Board**") of directors ("**Directors**") of Lufax Holding Ltd are set out below.

Executive Directors
Mr. Xiang JI（吉翔）*(Chief Executive Officer)*
Mr. Tongzhuan XI（席通專）

Non-executive Directors
Ms. Fangfang CAI（蔡方方）
Mr. Shibang GUO（郭世邦）
Mr. Peifeng LI（李佩鋒）

Independent non-executive Directors
Mr. Dicky Peter YIP（葉迪奇）*(Chairman)*
Ms. Wai Ping Tina LEE（李蕙萍）
Mr. Koon Wing Ernest IP（葉冠榮）
Mr. Siu Hong CHENG（鄭小康）

The table below provides membership information of the audit committee and the nomination and remuneration committee of the Board.

Board Committee / Director	Audit Committee	Nomination and Remuneration Committee
Mr. Xiang JI（吉翔）		
Mr. Tongzhuan XI（席通專）		
Ms. Fangfang CAI（蔡方方）		Member
Mr. Shibang GUO（郭世邦）		
Mr. Peifeng LI（李佩鋒）		
Mr. Dicky Peter YIP（葉迪奇）		Chairman
Ms. Wai Ping Tina LEE（李蕙萍）	Member	Member
Mr. Koon Wing Ernest IP（葉冠榮）	Chairman	
Mr. Siu Hong CHENG（鄭小康）	Member	

April 14, 2026